Exhibit 99.1
China Finance Online Co., LTD. Reports 2010 Second Quarter Financial Results
Beijing, China, August 19, 2010 — China Finance Online Co., Ltd. (“China Finance Online”, the “Company”) (NASDAQ: JRJC), the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets, today announced its unaudited financial results for the second quarter and six months ended June 30, 2010.
2010 Second Quarter Financial and Operating Highlights
•	Registered user accounts increased to 16.83 million as of June 30, 2010, increased by 35.7% from 12.40 million at June 30, 2009;

•	Active paid subscribers were approximately 139,800 as of June 30, 2010, increased by 27.2% from the prior year period;

•	Net revenues in the second quarter of 2010 increased 24.4% from the prior year period to $15.3 million;

•	Gross margin in the second quarter of 2010 increased to 86.2% from 83.5% in the comparable quarter of 2009;

•	Net income attributable to China Finance Online was $0.38 million for the second quarter of 2010;

•	Excluding stock-based compensation expenses, non-GAAP net income attributable to China Finance Online in the second quarter of 2010 was $2.2 million, compared with a non-GAAP loss of $0.76 million in the second quarter of 2009;

•	The Company’s Hong Kong-based brokerage subsidiary, Daily Growth Securities Limited (“Daily Growth”), underwrote its first IPO on the Growth Enterprise Market of the Hong Kong Stock Exchange.
Second Quarter Results
As of June 30, 2010, registered user accounts on the Company’s web portals (jrj.com and stockstar.com) were 16.83 million, increased by 35.7% from 12.40 million at June 30, 2009. Active paid subscribers were approximately 139,800 as of June 30, 2010, a 27.2% gain from 109,900 at June 30, 2009. As of June 30, 2010, Daily Growth had approximately 2,070 customer accounts.
Net revenues for the second quarter of 2010 increased by 24.4% to $15.3 million from $12.3 million for the comparable period in 2009, and slightly up from $15.2 million for the first quarter of 2010. The main sources of the Company’s income were from subscription fees from individual customers, subscription fees from institutional customers, advertising revenues and brokerage commissions, and they contributed to 80%, 4%, 11% and 5% to the total revenues, respectively, compared to 90%, 2%, 6%, and 2% for the comparable period in 2009. The revenues from all the sectors have increased for the second quarter of 2010, compared to the same period in 2009. Subscription fees from individual customers increased $1.2 million, up 10.8%; the subscription fees from institutional customers increased $0.28 million, up 102.2%; the advertising revenues increased $0.92 million, up 118.2%; and brokerage commissions increased $0.55 million, up 268%.

For the second quarter of 2010, gross profit increased 28.5% to $13.2 million from $10.2 million for the comparable period in 2009, and slightly down from $13.3 million for the first quarter of 2010. Gross margin for the second quarter of 2010 increased to 86.2% from 83.5% for the comparable period in 2009 and compared with 87.5% in the first quarter of 2010.
General and administrative (“G&A”) expenses for the second quarter of 2010 were $3.7 million, or 23.9% of net revenues compared with $4.0 million, or 32.8% of net revenues for the comparable period in 2009. The decrease in G&A expenses in both absolute value and as a percentage of net revenues from the second quarter of 2009 was primarily due to decrease in payroll costs as the Company continues to streamline the operation through headcount reduction and efficiency enhancement. Excluding stock-based compensation of $1.7 million, adjusted G&A expenses for the second quarter of 2010 were $1.9 million, or 12.6% of net revenues, compared with $2.4 million, or 19.8% of net revenues in the second quarter of 2009.
Sales and marketing expenses for the second quarter of 2010 were $6.9 million compared with $6.6 million in the second quarter of 2009. The increase in sales and marketing expenses were due to marketing activities associated with registered user acquisition and product promotion. Sales and marketing expenses as a percentage of net revenues, decreased from 53.4% in the second quarter of 2009 to 45.4% in the second quarter of 2010.
Product development expenses for the second quarter of 2010 were $3.3 million compared with $3.0 million in the same quarter in 2009. Product development expenses as a percentage of net revenues was 21.7% compared with 24.7% in the same quarter of the previous year.
Total operating expenses for the second quarter of 2010, were $13.9 million compared with $13.6 million in the second quarter of 2009, and with $13.5 million in the first quarter of 2010. The increase in the 2010 second quarter operating expenses compared with the prior year period is primarily related to higher investment in sales, marketing and product development. Selling, general and administrative (“SG&A”) expenses as a percentage of net revenues decreased to 69.3% in the second quarter of 2010 from 86.3% in the second quarter of 2009. Excluding total stock-based compensation of $1.8 million, adjusted operating expenses were $12.1 million in the 2010 second quarter, compared with adjusted operating expenses of $12.0 million for the second quarter of 2009, and with $11.9 million in the first quarter of 2010.
The GAAP loss from operations for the second quarter of 2010 was approximately $0.64 million compared with a loss of $3.2 million in the second quarter of 2009. Non-GAAP income from operations, which excluded stock-based compensation expenses, was $1.2 million for the 2010 second quarter, compared with a non-GAAP loss of $1.6 million for the comparable period of 2009.
GAAP net income attributable to China Finance Online for the second quarter of 2010 was $0.38 million compared with a net loss of $2.4 million in the 2009 second quarter, and compared with a net income of $0.14 million in the first quarter of 2010. Diluted GAAP net earnings per ADS were $0.02 for the second quarter of 2010. Non-GAAP net income attributable to China Finance Online, which excluded the stock-based compensation expenses of $1.8 million, was $2.2 million for the 2010 second quarter, compared with a non-GAAP net loss of $0.76 million for the same quarter of 2009, and with non-GAAP net income of $1.8 million for the first quarter of 2010. Diluted Non-GAAP net earnings per ADS were $0.10 for the second quarter of 2010. Total diluted outstanding ADSs were 22,715,543 at the end of June 2010.

As of June 30, 2010, total cash and cash equivalents and restricted cash were $103.6 million. China Finance Online’s total shareholders’ equity was $102.0 million as compared with $97.8 million as of June 30, 2009.
The combined current and non-current deferred revenues at the end of the second quarter of 2010, which represented prepaid service fees made by customers for subscription services that have not been rendered as of June 30, 2010, were $42.8 million.
On April 21, 2010, the State Administration of Taxation issued Circular 157 Further Clarification on Implementation of Preferential Enterprise Income Tax (EIT) Rate during Transition Periods (“Circular 157”). Circular 157 seeks to provide additional guidance on the interaction of certain preferential tax rates under the transitional rules of the New EIT Law. The Company does not expect that Circular 157 has any effect on its tax position.
Six Month Results
Total net revenues for the first six months ended June 30, 2010, increased by 26.9% year-over-year to $30.5 million from $24.0 million in the first six months last year. Gross profit for the first six months of 2010, was $26.5 million, up 29.5% from the gross profit of $20.5 million in the same period last year. Gross margin was 86.9% for the first six months of 2010, compared with 85.2% in the comparable period in 2009. Net income attributable to China Finance Online for the six months of 2010, was $0.5 million, or diluted earnings per ADS of $0.02, compared with a net loss of $2.5 million, or diluted net loss per ADS of $0.12 during the first six months of 2009.
Latest Developments
In April 2010, the Company’s wholly owned subsidiary, Fortune Software, entered into a definitive agreement with China Financial Futures Exchange (“CFFEX”) to provide real-time coverage of China’s newly introduced Stock Index Futures. Pursuant to the agreement, China Financial Futures Exchange has authorized Fortune Software to provide all the data, including market information, trading data and other information or data related to Stock Index Futures products, to end users in mainland China.
In April 2010, China Finance Online was certified by Shenzhen Securities Information Co., Ltd., which is associated with the Shenzhen Stock Exchange, to develop new information packages based on Level II quotes. This new data provides faster and more comprehensive trading data and statistical information on market transactions allowing for unique investor insight into a stock’s price movement. The Company also was granted permission to upgrade the features and functions of its other current products to enhance their effectiveness.

On June 5, 2010, the Company hosted China’s largest stock-index futures forum at the Westin Hotel on Financial Street in Beijing. This forum attracted the most authoritative figures in financial derivative products from various Asian markets. High-profile participants from government regulatory bodies and securities exchanges from Mainland China, Hong Kong, Taiwan, Japan, Korea, and Singapore discussed the evolving application of financial derivative products in their respective markets.
In June 2010, stockstar.com, a leading securities web portal owned by the Company, successfully hosted a Shanghai-themed investment forum “Shanghai Triumph”, for Chinese investors from May 17th through June 12th. 164 publicly listed companies that are either registered in or have substantial operations concentrated in Shanghai, were selected from various industries such as financial services, real estate, shipping, manufacturing, etc. Based on online voting and specialist assessment, awards were given for “Best Earning Power”, “Best Return on Investment”, “Best Dividend Program” and other five categories.
In June 2010, the Company’s Hong Kong-brokerage subsidiary, Daily Growth Securities Limited, underwrote its first initial public offering on the Growth Enterprise Market of the Hong Kong Stock Exchange. As the Joint Lead Manager with Sun Hung Kai Financial, Daily Growth successfully completed the initial public offering for Asian Capital Holdings Limited (Stock Code: 08295), with gross proceeds of HK$60.0 million. Co-lead Managers were Mizuho Securities Asia Limited and Cantor Fitzgerald (Hong Kong) Capital Markets Limited.
The Company plans to further increase working capital in Daily Growth Securities Limited through a new financing agreement with China Merchants Bank to support Daily Growth’s expansion in Hong Kong brokerage business including potential underwriting businesses and its clients’ margin trading activities. The Company deposited 96 million RMB (US$14 million) with China Merchants Bank in Mainland China in late June, and obtained 20 million Hong Kong Dollar (US$2.5 million) cash loan and 79 million Hong Kong Dollar (US$10.3 million) credit line with China Merchants Bank’s Hong Kong subsidiary in early July.
In July 2010, the Company’s flagship website, jrj.com, entered into an exclusive agreement to form a strategic partnership with the China Academy of International Trade and Economic Cooperation, a Ministry of Commerce organization (CAITEC). Under the partnership, the Company will consolidate and streamline CAITEC’s “Themis Financial Safety” data regarding companies listed on both the Shanghai and Shenzhen Stock Exchanges, and distribute the data to China Finance Online’s paid retail and institutional users.
Business Outlook
The Company provides the following new guidance for 2010. The Company expects to increase the registered user accounts to 20 million by year end 2010, up 43% from 14 million at the year end of 2009, and up 82% from 11 million at the year end of 2008, respectively.
The Company expects its net revenues guidance for an amount ranging from $56 million to $62 million for the 2010 year and its non-GAAP net income, which is defined as net income excluding stock-based compensations, to exceed $4 million.

The above forecast reflects the Company’s current views, which are subject to change. A number of important factors including, but not limited to, fluctuations in the Chinese stock market, could cause the actual results to differ materially from those contained in the above guidance.
“We remain cautiously optimistic as the Chinese stock market continues to show volatility in recovery, which can affect investors’ confidence and, subsequently, our subscription business. Internally, we continue to focus on data improvement and product upgrades, and strive to provide our customers with on-going improvements in information quality and in a timely manner. We believe that we are able to leverage our strong cash position to increase working capital in Hong Kong to grow our Hong Kong brokerage business. On the partnership front, we will continue to form strategic alliances to broaden our audience base and further enrich our data and information content. Our goal of becoming the most reliable ‘one-stop’ source for all financial information on companies and markets remain unchanged.” Mr. Zhao concluded.
Conference Call Information
The Company will host a conference call and a simultaneous webcast, on August 19, 2010 at 8:00 p.m. Eastern Daylight Time/August 20, 2010 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five to ten minutes before the call start time at:
U.S. Toll Free Number +1-866-369-4113, Hong Kong Number +800-967-659, Singapore Number +800-616-2160, or China Toll free Landline Number +1080-0361-0133 (China South) +1080-0611-0113 (China North), and the pass code for all regions is 629505.
A replay of the conference call will be available shortly after the conclusion of the event through 11:00 p.m. Eastern Daylight Time on August 26, 2010 (or 11:00 a.m. August 27, 2010 Beijing Time). The dial-in details for the replay are: U.S. Toll Free Number +1-866-572-7808, Singapore Number +800-101-2157 or China Toll free Number 800-876-5013. Hong Kong & all other countries Dial Number +852-3012-8000. The access code is: 629505.
The conference call will be also available on webcast live and with a replay at: http://tinyurl.com/JRJC-Q2-2010-Webcast.
About China Finance Online
China Finance Online Co. Limited is the technology-driven, user-focused market leader in China in providing vertically integrated financial services and products including news, data, analytics and brokerage through web portals, software systems, and mobile handsets. Through its web portals, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed-company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through the internet or through mobile handsets. Through its subsidiary, Genius, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The Company believes that the Chinese economy continues to expand; however, the expansion may be uneven with certain sectors being affected more than others with resulting volatility in the Chinese equity market which could influence the Company’s operating results in the coming quarters. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, diluted net income per ADS, which are adjusted from results based on GAAP to exclude the stock-based compensation expenses due to the adoption of authoritative pronouncement, which became effective on January 1, 2006. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures” set forth at the end of this release.
Contact:
In China:
Julie Zhu
Investor Relations
China Finance Online Co., Ltd.
ir@jrj.com
In the United States:
Shiwei Yin/Kevin Theiss
Grayling
646-284-9474
shiwei.yin@grayling.com
kevin.theiss@grayling.com
Tables follow

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Jun. 30,2010	Dec. 31,2009
Assets
Current assets:
RMB account	82,028	93,753
Foreign currency account	7,394	13,638
Cash and cash equivalents	89,422	107,391
Restricted cash	14,173	—
Trust bank balances held on behalf of customers	28,322	13,310
Accounts receivable, net	17,280	5,369
Trading securities	102	68
Prepaid expenses and other current assets	5,348	4,281
Deferred tax assets, current	3,014	3,237
Total current assets	157,661	133,656
Cost method investment	1,737	1,480
Property and equipment, net	9,290	10,268
Acquired intangible assets, net	4,528	4,779
Rental deposits	713	725
Goodwill	12,660	12,603
Deferred tax assets, non-current	2,050	1,879
Other deposits	226	219
Total assets	188,865	165,609

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $9,114 and $9,090 as of June 30,2010 and December 31,2009, respectively)	29,150	30,620
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $1,274 and $1,272 as of June 30,2010 and December 31,2009, respectively)	8,797	8,245
Bank loan	5,353	—
Amount due to customers for trust bank balances held on behalf of customers	28,322	13,310
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $30 and $12 as of June 30, 2010 and December 31, 2009, respectively)	393	102
Deferred tax liability, current	63	—
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $53 and $123 as of June 30,2010 and December 31,2009, respectively)	53	124
Total current liabilities	72,131	52,401
Deferred tax liability, non-current	980	995
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co., Ltd. $4,195 and $4,852 as of June 30,2010 and December 31,2009, respectively)	13,616	14,547
Total liabilities	86,727	67,943
Noncontrolling interests	175	259
Total China Finance Online Co., Limited Shareholders’ equity	101,963	97,407
Total liabilities and equity	188,865	165,609

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except per share data)

	Three months ended			Six months ended
	Jun. 30,2010	Jun. 30,2009	Mar.31,2010	Jun. 30,2010	Jun. 30,2009
Net revenues	15,273	12,280	15,236	30,509	24,035
Cost of revenues	(2,101)	(2,032)	(1,897)	(3,998)	(3,563)
Gross profit	13,172	10,248	13,339	26,511	20,472
Operating expenses
General and administrative (includes share-based compensation expenses of $1,722, $1,600, $1,559, $3,281 and $3,281, respectively)	(3,651)	(4,032)	(4,179)	(7,830)	(7,955)

Sales and marketing (includes share-based compensation expenses of $62, $22, $32, $94 and $68, respectively)	(6,931)	(6,560)	(6,370)	(13,301)	(11,185)

Product development (includes share-based compensation expenses of $44, $13, $22, $66 and $34, respectively)	(3,310)	(3,030)	(2,950)	(6,260)	(4,979)

Total operating expenses	(13,892)	(13,622)	(13,499)	(27,391)	(24,119)

Subsidy income	85	150	155	240	216
Income (loss) from operations	(635)	(3,224)	(5)	(640)	(3,431)
Interests income	356	302	335	691	600
Investment gain	344	—	220	564	—
Other income, net	(10)	4	(68)	(78)	(41)
Exchange gain (loss), net	134	(16)	17	151	—

Income (loss) before income tax benefit	189	(2,934)	499	688	(2,872)
Income tax benefit (provision)	131	538	(386)	(255)	348

Net income (loss)	320	(2,396)	113	433	(2,524)
Less: Net loss attributable to the non-controlling interest	(58)	—	(27)	(85)	—
Net income (loss) attributable to China Finance Online Co., Limited	378	(2,396)	140	518	(2,524)
Net income (loss) per share attributable to China Finance Online Co., Limited
Basic	0.00	(0.02)	0.00	0.00	(0.02)
Diluted	0.00	(0.02)	0.00	0.00	(0.02)
Net income (loss) per ADS attributable to China Finance Online Co., Limited
Basic	0.02	(0.11)	0.01	0.02	(0.12)
Diluted	0.02	(0.11)	0.01	0.02	(0.12)
Weighted average ordinary shares
Basic	108,134,184	104,810,265	107,187,259	107,663,337	104,403,473
Diluted	113,577,713	104,810,265	112,910,504	113,246,724	104,403,473
Weighted average ADSs
Basic	21,626,837	20,962,053	21,437,452	21,532,667	20,880,695
Diluted	22,715,543	20,962,053	22,582,101	22,649,345	20,880,695

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended
	Jun. 30,2010	Jun. 30,2009	Mar. 31,2010
Cash flows from operating activities:
Net income (loss)	320	(2,396)	113
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	1,828	1,635	1,613
Depreciation and amortization	884	690	899
Gain from sales of trading securities	(344)	—	(220)
Deferred taxes	(168)	(684)	289
Loss on disposal of property and equipment	15	—	34
Changes in assets and liabilities:
Accounts receivable	(9,876)	(3,015)	(2,048)
Prepaid expenses and other current assets	(574)	117	(474)
Trust bank balances held on behalf of customers	(22,036)	(869)	6,978
Rental deposits	34	(179)	(19)
Deferred revenue	(1,256)	9,270	(1,380)
Accounts payable	190	223	69
Amount due to customers for trust bank balances held on behalf of customers	22,036	869	(6,978)
Accrued expenses and other current liabilities	1,690	1,321	(1,092)
Income taxes payable	(32)	104	(39)
Net cash provided by (used in) operating activities	(7,289)	7,086	(2,255)

Cash flows from investing activities:
Acquisition of businesses	—	(293)	(89)
Purchase of trading securities	(1,384)	—	(999)
Proceeds from sales of trading securities	1,654	—	1,259
Restricted cash	(14,106)	—	—
Purchase of property and equipment	(368)	(2,116)	(137)
Proceeds from disposal of fixed assets	4	—	—
Payment of cost method investment	(257)	—	—
Net cash provided by (used in) investing activities	(14,457)	(2,409)	34

Cash flows from financing activities:
Proceeds from stock options exercised by employees	26	24	340
Bank loan	5,356	—	—
Net cash provided by (used in) financing activities	5,382	24	340
Effect of exchange rate changes	279	28	(3)
Net increase in cash and cash equivalents	(16,085)	4,729	(1,884)
Cash and cash equivalents, beginning of quarter	105,507	95,899	107,391
Cash and cash equivalents, end of quarter	89,422	100,628	105,507

Reconciliation of the Company’s GAAP financial measures to Non-GAAP financial measures is set forth below.

	Three months ended			Three months ended			Three months ended
	Jun. 30, 2010			Jun. 30, 2009			Mar. 31, 2010
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
	Results	(a)	Results	Results	(a)	Results	Results	(a)	Results
Income (loss) from operations	(635)	1,828	1,193	(3,224)	1,635	(1,589)	(5)	1,613	1,608

	Three months ended			Three months ended			Three months ended
	Jun. 30, 2010			Jun. 30, 2009			Mar. 31, 2010
(U.S. Dollar in thousands, except per share data)
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
	Results	(a)	Results	Results	(a)	Results	Results	(a)	Results
Net income (loss) attributable to China Finance Online Co. Limited	378	1,828	2,206	(2,396)	1,635	(761)	140	1,613	1,753
Diluted net income (loss) per ADS attributable to China Finance Online Co. Limited	0.02	0.08	0.10	(0.11)	0.07	(0.04)	0.01	0.07	0.08

(a)	The adjustment is for share-based compensation expenses.